UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended December 31, 2022
Commission File Number 001-38332
 __________________________________
QIAGEN N.V.
(Translation of registrant’s name into English)
 __________________________________
Hulsterweg 82
5912 PL Venlo
The Netherlands
__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On February 7, 2023, QIAGEN N.V. (NYSE: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its unaudited financial results for the fourth quarter and year ended December 31, 2022. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.
QIAGEN has regularly reported adjusted results, which are considered non-GAAP financial measures, to give additional insight into our financial performance as a supplement to understand, manage, and evaluate our business results and make operating decisions. We also use the adjusted results when comparing to our historical operating results, which have consistently been presented on an adjusted basis.
Adjusted results should be considered in addition to the reported results prepared in accordance with U.S. generally accepted accounting principles, but should not be considered as a substitute. Reconciliations of reported results to adjusted results are included in the tables accompanying the press release. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods.
The non-GAAP financial measures used in this press release are non-GAAP net sales, gross profit, operating income, pre-tax income, net income, tax rate and diluted earnings per share. These adjusted results exclude costs related to business integration, acquisition and restructuring related items, long-lived asset impairments, amortization of acquired intangible assets, non-cash interest expense charges as well as other special income and expense items. Management views these costs as not indicative of the profitability or cash flows of our ongoing or future operations and therefore considers the adjusted results as a supplement, and to be viewed in conjunction with, the reported GAAP results.
We use a measure of free cash flow to estimate the cash flow remaining after purchases of property, plant and equipment as required to maintain or expand our business. This measure provides us with supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities less purchases of property, plant and equipment.
We also consider results on a constant currency basis. Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. A significant portion of our revenues and expenses is denominated in euros and currencies other than the United States dollar. Management believes that analysis of constant currency period-over-period changes is useful because changes in exchange rates can affect the growth rate of net sales and expenses, potentially to a significant degree. Constant currency figures are calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period.
We use non-GAAP and constant currency financial measures internally in our planning, forecasting and reporting, as well as to measure and compensate our employees. We do not reconcile forward-looking non-GAAP financial measures to the corresponding GAAP measures due to the high variability and difficulty in making accurate forecasts and projections that are impacted by future decisions and actions. Accordingly, reconciliations of these forward-looking non-GAAP financial measures to the corresponding GAAP measures are not available without unreasonable effort. However, the actual amounts of these excluded items will have a significant impact on QIAGEN’s GAAP results.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: February 9, 2023

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated February 7, 2023

Exhibit 99.1

Media Release

QIAGEN exceeds outlook for fourth quarter and full-year 2022 with 14% CER sales growth in FY 2022 from non-COVID product groups

•Q4 2022: Net sales of $498 million (-14% at actual rates, -9% at constant exchange rates, CER); diluted EPS of $0.39 and adjusted diluted EPS of $0.53

◦Net sales at CER of $531 million vs. outlook for at least $520 million CER, adjusted diluted EPS of $0.55 CER vs. outlook for at least $0.50 CER

◦15% CER growth in non-COVID product portfolio to $432 million

•Full-year 2022: Net sales decline 5% (0% CER) to $2.14 billion; diluted EPS of $1.84 and adjusted diluted EPS of $2.38 ($2.46 CER) - results exceed outlook

◦14% CER growth in non-COVID product portfolio to $1.67 billion

◦Operating cash flow rises 12% to $715 million; free cash flow up 30% to $586 million

•2023 outlook initiated for at least $2.05 billion net sales CER, including double-digit CER growth in non-COVID products vs. 2022; adj. diluted EPS of at least $2.10 CER

Venlo, The Netherlands, February 7, 2023 - QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA) announced results for the fourth quarter and full-year 2022.

Net sales for Q4 2022 declined 14% to $498 million from Q4 2021. Sales at CER were $531 million, a decline of 9% and above the outlook for at least $520 million CER. These results were primarily driven by 15% CER growth in the non-COVID-19 portfolio to $432 million. COVID-19 product group sales fell 61% CER to $66 million amid significantly reduced demand. Adjusted diluted earnings per share (EPS) were $0.53 ($0.55 CER), and ahead of the outlook for at least $0.50 CER.

QIAGEN has initiated its full-year 2023 outlook for net sales of at least $2.05 billion CER and adjusted diluted EPS of at least $2.10 CER. This is based on expectations for ongoing double-digit CER growth in the non-COVID product groups, while expecting a decline in COVID-19 product group sales.

"Our solid results for the fourth quarter of 2022 closed out another year with a strong performance driven by continued execution in double-digit CER sales growth of our non-COVID product groups coupled with delivering on improvements in our Sample to Insight portfolio," said Thierry Bernard, Chief Executive Officer of QIAGEN N.V. "We saw broad-based strength during 2022 across our balanced activities serving customers in Life Sciences and Molecular Diagnostics and in many countries around the world. We are especially pleased with the progress in our Five Pillars of Growth strategy, which also involves focusing our portfolio on areas with significant growth potential. We have positioned QIAGEN to navigate a volatile macro environment in 2023 and continue to focus on the growth of the non-COVID product portfolio that positions QIAGEN well for the future."

Roland Sackers, Chief Financial Officer of QIAGEN N.V., said: “We are pleased to have delivered another year of solid sales trends and profitability in 2022, which provide a foundation for achieving our goals for 2023. We have made progress in strengthening our business - in particular by expanding production capacity, adding menu to our instruments and broadening our geographic presence - while also supporting our employees with one-time payments for high inflation. We will continue our disciplined capital allocation strategy in 2023. This involves leveraging our strong cash flow to invest in initiatives across QIAGEN, while also evaluating opportunities to create value through targeted acquisitions - such as our recent acquisition of Verogen in human identification and forensics - as well as other ways to increase returns to shareholders."

Fourth quarter and full-year 2022 results

Key figures

In $ millions (Except EPS and diluted shares)	Q4			FY
	2022	2021	Change	2022	2021	Change
Net sales	498	582	-14%	2,142	2,252	-5%
Net sales - CER	531		-9%	2,262		0%
Operating income	105	173	-40%	531	630	-16%
Adjusted operating income	135	199	-32%	656	755	-13%
Net income	89	129	-31%	423	513	-17%
Adjusted net income	122	171	-29%	547	614	-11%
Diluted EPS	$0.39	$0.56	-30%	$1.84	$2.21	-17%
Adjusted diluted EPS	$0.53	$0.74	-28%	$2.38	$2.65	-10%
Adjusted diluted EPS - CER	$0.55		-26%	$2.46		-7%
Diluted shares (in millions)	230	232		230	232
Please refer to accompanying tables for reconciliation of reported to adjusted figures.
Tables may have rounding differences. Percentage changes are to prior-year periods.

Sales by product type, customer class and non-COVID/COVID-19 product groups

	Q4				FY
	2022 sales (In $ m)	2021 sales (In $ m)	% change	% CER change	2022 sales (In $ m)	2021 sales (In $ m)	% change	% CER change
Consumables and related revenues	433	517	-16%	-11%	1,889	1,986	-5%	0%
Instruments	65	65	0%	+6%	253	265	-5%	+1%

Molecular Diagnostics	258	313	-18%	-12%	1,126	1,144	-2%	+5%
Life Sciences	240	269	-11%	-5%	1,015	1,108	-8%	-4%

Non-COVID product groups	432	400	+8%	+15%	1,672	1,547	+8%	+14%
COVID-19 product groups	66	183	-64%	-61%	470	704	-33%	-29%
Tables may have rounding differences. Percentage changes are to prior-year periods.

•Sales: Non-COVID product group sales rose 15% CER in Q4 2022 over the year-ago period due to underlying double-digit CER growth in consumables and related revenues as well as solid growth from instrument sales. Both the Molecular Diagnostics and Life Science customer classes delivered double-digit CER sales growth excluding COVID product groups for Q4 2022 over the prior-year period. For FY 2022, net sales at CER were largely unchanged from 2021, led by 14% CER growth in non-COVID product groups but a 29% CER decline in COVID-19 product group sales. FY 2022 sales also exceeded the outlook for about $2.25 billion CER. Adverse currency movements reduced results by five percentage points for Q4 and FY 2022 over the prior-year periods.

•Operating income: Q4 2022 operating income margin was 21.0% of sales compared to 29.7% in the year-ago period. The adjusted operating income margin was 27.1% compared to 34.2% in Q4 2021, reflecting ongoing investments into R&D and commercialization initiatives that were accelerated during the second half of 2022. Results in 2022 also included one-time payments to employees due to the high-inflation environment. For FY 2022, the adjusted operating income margin was 30.6% compared to 33.5% in 2021, and absorbing the decline in sales over 2021 amid continued investments to capture future growth prospects.

•EPS: Diluted EPS was $0.39 per share in Q4 2022 compared to $0.56 in the same period of 2021. Adjusted diluted EPS of $0.53 ($0.55 CER) was ahead of the outlook for at least $0.50 CER. For FY 2022, adjusted diluted EPS was $2.38 ($2.46 CER) and above the outlook for at least $2.40 CER, compared to $2.65 in 2021.

Sales by product groups

	Q4				FY
	2022 sales (In $ m)	2021 sales (In $ m)	% change	% CER change	2022 sales (In $ m)	2021 sales (In $ m)	% change	% CER change
Sample technologies	171	218	-22%	-16%	797	851	-6%	-1%
Diagnostic solutions	170	173	-2%	+4%	661	639	+3%	+9%
Of which QuantiFERON	82	74	+11%	+15%	330	281	+17%	+21%
Of which QIAstat-Dx	26	23	+14%	+21%	88	75	+17%	+24%
Of which NeuMoDx	20	27	-27%	-21%	83	105	-20%	-14%
Of which Other	43	49	-14%	-6%	160	178	-10%	-4%
PCR / Nucleic acid amplification	81	110	-27%	-22%	391	434	-10%	-6%
Genomics / NGS	59	62	-5%	+2%	225	245	-8%	-3%
Other	17	19	-10%	+2%	68	83	-18%	-6%
Tables may have rounding differences. Percentage changes are to prior-year periods.

•Sample technologies: Q4 2022 sales in the non-COVID product groups rose at a high-single-digit CER rate over the year-ago period, supported by higher sales of both consumables and instruments. Key drivers were ongoing healthy global demand for DNA-based kits amid increasing levels of lab work during 2022. Overall sales declined 16% CER due to the anticipated sharp decline in COVID-19 sales over Q4 2021. For FY 2022, non-COVID product group sales rose at a mid-single-digit CER rate and represented a large majority of full-year results.

•Diagnostic solutions: Non-COVID product groups delivered double-digit CER growth in Q4 2022 ahead of the overall 4% CER growth that more than absorbed lower COVID-19 product group sales. QuantiFERON-TB maintained a solid double-digit CER pace in 2022, generating 21% CER growth over FY 2021 on continued conversion of the latent TB market from the traditional skin test. QIAstat-Dx sales benefited from ongoing instrument placements along with higher consumables sales, in particular for the new Gastrointestinal panel in Europe. NeuMoDx sales exceeded the full-year 2022 sales goal for about $80 million CER, and supported by higher non-COVID testing utilization.

•PCR / Nucleic acid amplification: Sales in Q4 2022 declined 22% CER due to a very significant decline in sales of products used for COVID-19 testing over Q4 2021, while non-COVID product group sales rose above 20% CER. The QIAcuity digital PCR system delivered solid double-digit CER growth for FY 2022, supported by the launch of new assays for biopharma applications.

•Genomics / NGS: Non-COVID product groups sales in Q4 2022 rose over the year-ago period, especially for universal NGS kits for use on any sequencers, and in the QIAGEN Digital Insights bioinformatics business. However, these single-digit CER gains in non-COVID product group sales were more than offset by weaker demand for COVID-19 product groups, in line with the trend seen during the course of 2022.

Sales by geographic regions

	Q4				FY
	2022 sales (In $ m)	2021 sales (In $ m)	% change	% CER change	2022 sales (In $ m)	2021 sales (In $ m)	% change	% CER change
Americas	241	259	-7%	-6%	998	1,007	-1%	-1%
Europe / Middle East / Africa	169	219	-23%	-13%	733	814	-10%	+1%
Asia-Pacific / Japan	88	104	-16%	-6%	410	429	-5%	+2%
Rest of world represented less than 1% of sales.
Tables may have rounding differences. Percentage changes are to prior-year periods.

•Americas: Q4 2022 sales in this region rose above 10% CER excluding COVID-19 product groups, while overall results were significantly affected by the decline in COVID-19 sales.

•Europe / Middle East / Africa: Sales in this region rose at a double-digit CER rate for both Q4 and FY 2022 over the year-ago periods excluding COVID-19 product groups. Among the top-performing countries in FY 2022 were Germany, France, Spain and the United Kingdom.

•Asia-Pacific / Japan: Non-COVID product group sales rose at a single-digit CER rate for Q4 and FY 2022 over the year-ago periods. In China, overall sales for FY 2022 were modestly higher over the year-ago period despite the regional lockdown measures. Higher full-year sales were seen in Australia, South Korea and India against FY 2021 results.

Key cash flow data

	FY
In $ millions	2022	2021	Change
Net cash provided by operating activities	715	639	+12%
Purchases of property, plant and equipment	(129)	(190)	-32%
Free cash flow	586	449	+30%

Net cash used in investing activities	(727)	(202)	NM
Net cash used in financing activities	(126)	(150)	NM

•Net cash from operating activities rose 12% in 2022, driven by the strong business expansion and supported by disciplined working capital management. Free cash flow rose 30% over 2021 due the combination of higher operating cash flow as well as lower purchases of property, plant and equipment in 2022. As of December 31, 2022, cash and cash equivalents and short-term investments rose to $1.4 billion from $1.1 billion as of December 31, 2021.

•Net cash used in investing activities in 2022 rose significantly to $727 million from $202 million in 2021. Key factors were the increase in net short-term investments to $503 million in 2022 compared to net investments of $38 million in the 2021 period. Results for 2022 included the payment of approximately $60 million for the acquisition of BLIRT S.A. earlier in the year.

•Net cash used in financing activities totaled $126 million in 2022 due to the repayment of $480 million of long-term debt, which was partially offset by $371 million of net proceeds in 2022 from the issuance of German corporate bonds (Schuldschein). The 2021 period included $100 million of cash used to purchase treasury shares and $41 million for the repayments of long-term debt.

QIAGEN Sample to Insight portfolio updates

Among recent developments in QIAGEN's Sample to Insight portfolio:

Sample Technologies

•The EZ2 Connect MDx instrument was recently launched for automated sample processing in diagnostic laboratories in Europe and other areas of the world accepting the CE-IVD mark. EZ2 Connect MDx, which is also available in the U.S. for diagnostic use, enables labs to purify DNA and RNA from 24 samples at the same time in as little as 30 minutes.

Diagnostic solutions

•The NeuMoDx MPXV Test was launched for research use only (RUO) as a multiplex test that identifies both variants of the monkeypox virus to strengthen surveillance and research into the current outbreak in non-endemic regions. The fully automated NeuMoDx 96 and 288 platforms have now been fully certified under the European Union’s new In-Vitro Diagnostic Medical Devices Regulation (IVDR) that replaces previous regulations. A menu of 16 CE-IVD assays is now available for use on these systems.
•The therascreen® KRAS RGQ PCR kit has been approved as a companion diagnostic test to aid in identifying non-small cell lung cancer (NSCLC) patients eligible for treatment with KRAZATI® (adagrasib) from Mirati Therapeutics. With this new approval, QIAGEN now has 11 PCR-based FDA-approved companion diagnostic indications and the broadest portfolio of approved PCR-based companion diagnostics.

•QIAGEN and Helix recently entered into an exclusive strategic partnership to advance companion diagnostics for hereditary diseases. QIAGEN will be the exclusive marketing and contracting partner in the U.S. for Helix’s companion diagnostic services. This agreement leverages QIAGEN’s deep biopharma relationships, NGS capabilities and global regulatory expertise to address health burden in neurodegenerative diseases, cardiovascular diseases, as well as auto-immune and inflammatory diseases that affect hundreds of millions globally.

Genomics / NGS

•QIAGEN Digital Insights, the bioinformatics business of QIAGEN, has launched the new cell line database ATCC Cell Line Land in partnership with ATCC, a U.S.-based biological materials supplier of authenticated cell lines. This database is designed to allow biopharma researchers to select and order relevant cell lines used in drug development.

QIAGEN strengthens leadership in human identification and forensics

QIAGEN announced in January 2023 the full acquisition of Verogen, Inc., a leader in the use of next-generation sequencing (NGS) technologies to drive the future of human identification (HID) and forensic investigation. Verogen, a privately held company founded in 2017 and based in San Diego, California, supports the global human identification community with NGS tools and professional services to help resolve criminal and missing-persons cases. QIAGEN and Verogen have been commercialization partners since June 2021. QIAGEN – which in the late 1990s launched the first commercial kits to purify DNA from forensic casework samples – has long had a leading position in the HID / forensics market. Verogen was acquired for $150 million in cash paid from existing funds.

New member of the Scientific Advisory Board

Dr. Rick Bright, Ph.D. has been appointed as a new member of the Scientific Advisory Board, which has a mandate to provide early evaluation of market and technology developments to the Managing Board and Supervisory Board. Dr. Bright is an American immunologist, an expert in vaccine, drugs and diagnostic development, and a public health official. He is formerly the Chief Executive Officer of the Pandemic Prevention Institute (PPI) at The Rockefeller Foundation. Prior to this role, he served as the Deputy Assistant Secretary for Preparedness and Response and the Director of the Biomedical Advanced Research and Development Authority (BARDA), in the U.S. Department of Health and Human Services. In prior roles, he worked at the U.S. Centers for Disease Control (CDC) and in the private sector of the biotechnology industry.

Outlook

For full-year 2023, QIAGEN has initiated an outlook for net sales of at least $2.05 billion CER and for adjusted diluted EPS of at least $2.10 CER per share. This outlook is based on ongoing double-digit CER sales growth from the non-COVID product groups, but for a significant decline in COVID-19 sales from 2022 amid volatile pandemic trends. QIAGEN continues to make significant investments into its portfolio, in particular the Five Pillars of Growth, for new products, test menu and applications. An updated review of macro-economic issues, including inflation and energy supplies, at the start of 2023 was also taken into consideration, including higher operating costs that QIAGEN is seeking to offset with its annual price increase at the start of the year. The outlook also takes into consideration the acquisition of Verogen in January 2023, with expectations for about $20 million of sales in 2023 compared to about $5 million of sales in 2022 from the distribution agreement, and dilution of about $0.03 per share from this acquisition. It does not take into consideration any future acquisitions. Based on exchange rates as of February 1, 2023, currency movements against the U.S. dollar are expected to have a neutral impact on full-year net sales and adjusted EPS results.

For Q1 2023, net sales are expected to be at least $490 million CER, while adjusted diluted EPS is expected to be at least $0.47 CER per share. Based on exchange rates as of February 1, 2023, currency movements against the U.S. dollar are expected to have an adverse impact on Q1 2023 sales at actual rates of about two percentage points and an adverse impact of about $0.01 per share on adjusted EPS.

Investor presentation and conference call

A conference call is planned for Wednesday, February 8, at 15:00 Frankfurt Time / 14:00 London Time / 9:00 New York Time. A live audio webcast will be made available in the investor relations section of the QIAGEN website, and a replay will also be made available after the event. A presentation is planned to be available before the conference call at https://corporate.qiagen.com/investor-relations/events-and-presentations/default.aspx.

Use of adjusted results

QIAGEN reports adjusted results, as well as results on a constant exchange rate (CER) basis, and other non-U.S. GAAP figures (generally accepted accounting principles), to provide additional insight into its performance. These results include adjusted net sales, adjusted gross income, adjusted gross profit, adjusted operating income, adjusted operating expenses, adjusted operating income margin, adjusted net income, adjusted net income before taxes, adjusted diluted EPS, adjusted EBITDA, adjusted EPS, adjusted income taxes, adjusted tax rate, and free cash flow. Free cash flow is calculated by deducting capital expenditures for Property, Plant & Equipment from cash flow from operating activities. Adjusted results are non-GAAP financial measures that QIAGEN believes should be considered in addition to reported results prepared in accordance with GAAP but should not be considered as a substitute. QIAGEN believes certain items should be excluded from adjusted results when they are outside of ongoing core operations, vary significantly from period to period, or affect the comparability of results with competitors and its own prior periods. Furthermore, QIAGEN uses non-GAAP and constant currency financial measures internally in planning, forecasting and reporting, as well as to measure and compensate employees. QIAGEN also uses adjusted results when comparing current performance to historical operating results, which have consistently been presented on an adjusted basis.

About QIAGEN

QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. QIAGEN provides solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare) and Life Sciences (academia, pharma R&D and industrial applications, primarily forensics). As of December 31, 2022, QIAGEN employed approximately 6,200 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.

Forward-Looking Statement

Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, including those products used in the response to the COVID-19 pandemic, timing for launch and development, marketing and/or regulatory approvals, financial and operational outlook, growth and expansion, collaborations, markets, strategy or operating results, including without limitation its expected adjusted net sales and adjusted diluted earnings results, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products and the integration of acquired technologies and businesses; actions of governments, global or regional economic developments, weather or transportation delays, natural disasters, political or public health crises, including the breadth and duration of the COVID-19 pandemic and its impact on the demand for our products and other aspects of our business, or other force majeure events; as well as the possibility that expected benefits related to recent or pending acquisitions may not materialize as expected; and the other factors discussed under the heading “Risk Factors” contained in Item 3 of our most recent Annual Report on Form 20-F. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission.

Contacts

John Gilardi
Vice President; Head of Corporate Communications and Investor Relations
+49 2103 29 11711 / john.gilardi@qiagen.com

Phoebe Loh
Senior Director, Global Investor Relations
+49 2103 29 11457 / phoebe.loh@qiagen.com

Dr. Thomas Theuringer
Senior Director, Head of External Communications
+49 2103 29 11826 / thomas.theuringer@qiagen.com

Daniela Eltrop
Associate Director, External Communications
+49 2103 29 11676 / daniela.eltrop@qiagen.com

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Three months		Twelve months
	ended December 31,		ended December 31,
(In $ thousands, except per share data)	2022	2021	2022	2021
Net sales	497,984	582,398	2,141,518	2,251,657
Cost of sales:
Cost of sales	165,462	193,143	696,472	733,719
Acquisition-related intangible amortization	14,998	15,431	60,483	67,118
Total cost of sales	180,460	208,574	756,955	800,837
Gross profit	317,524	373,824	1,384,563	1,450,820
Operating expenses:
Research and development	44,719	42,113	189,859	189,964
Sales and marketing	122,244	119,383	474,220	456,392
General and administrative	31,967	32,891	129,725	128,076
Acquisition-related intangible amortization	5,969	3,345	14,531	18,542
Restructuring, acquisition, integration and other, net	8,052	2,951	44,768	27,762
Total operating expenses	212,951	200,683	853,103	820,736
Income from operations	104,573	173,141	531,460	630,084
Other income (expense):
Interest income	16,262	2,581	32,757	9,555
Interest expense	(14,875)	(12,456)	(58,357)	(54,477)
Other (expense) income, net	(123)	2,113	6,741	40,671
Total other income (expense), net	1,264	(7,762)	(18,859)	(4,251)
Income before income tax expense	105,837	165,379	512,601	625,833
Income tax expense	16,993	36,193	89,390	113,234
Net income	88,844	129,186	423,211	512,599

Diluted earnings per common share	$0.39	$0.56	$1.84	$2.21
Diluted earnings per common share (adjusted)	$0.53	$0.74	$2.38	$2.65
Shares used in computing diluted earnings per common share	230,357	231,777	230,136	232,034

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED RESULTS
(In $ millions, except EPS data)
(unaudited)

Three months ended December 31, 2022	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	498.0	317.5	104.6	105.8	(17.0)	16%	88.8	$0.39
Adjustments:
Business integration, acquisition and restructuring related items (a)	—	1.3	9.4	9.5	(2.8)		6.8	0.02
Purchased intangibles amortization (b)	—	15.0	21.0	21.0	(5.3)		15.7	0.07
Non-cash interest expense charges (d)	—	—	—	8.2	—		8.2	0.04
Non-cash other income, net (e)	—	—	—	(0.1)	—		(0.1)	0.00
Certain income tax items (f)	—	—	—	—	2.8		2.8	0.01
Total adjustments	—	16.4	30.3	38.7	(5.4)		33.2	0.14
Adjusted results	498.0	333.9	134.9	144.5	(22.4)	16%	122.0	$0.53

*Using 230.4 M diluted shares

Three months ended December 31, 2021	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	582.4	373.8	173.1	165.4	(36.2)	22%	129.2	$0.56
Adjustments:
Business integration, acquisition and restructuring related items (a)	—	4.4	7.4	7.6	(2.9)		4.7	0.02
Purchased intangibles amortization (b)	—	15.4	18.8	18.8	(4.7)		14.1	0.06
Non-cash interest expense charges (d)	—	—	—	7.8	—		7.8	0.03
Certain income tax items (f)	—	—	—	—	15.2		15.2	0.07
Total adjustments	—	19.9	26.2	34.2	7.7		41.8	0.18
Adjusted results	582.4	393.7	199.3	199.5	(28.5)	14%	171.0	$0.74

*Using 231.8 M diluted shares

Please see footnotes for these tables on the following page.

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED RESULTS
(In $ millions, except EPS data)
(unaudited)

Twelve months ended December 31, 2022	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	2,141.5	1,384.6	531.5	512.6	(89.4)	17%	423.2	$1.84
Adjustments:
Business integration, acquisition and restructuring related items (a)	—	5.0	49.8	49.8	(13.6)		36.2	0.15
Purchased intangibles amortization (b)	—	60.5	75.0	75.0	(18.6)		56.4	0.25
Non-cash interest expense charges (d)	—	—	—	32.2	—		32.2	0.14
Non-cash other income, net (e)	—	—	—	(0.4)	—		(0.4)	0.00
Total adjustments	—	65.5	124.8	156.5	(32.2)		124.3	0.54
Adjusted results	2,141.5	1,450.1	656.3	669.1	(121.6)	18%	547.5	$2.38

*Using 230.1 M diluted shares

Twelve months ended December 31, 2021	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	2,251.7	1,450.8	630.1	625.8	(113.2)	18%	512.6	$2.21
Adjustments:
Business integration, acquisition and restructuring related items (a)	—	11.5	39.3	39.8	(10.7)		29.1	0.13
Purchased intangible amortization (b)	—	67.1	85.7	85.7	(21.5)		64.2	0.28
Investment related gain, net (c)	—	—	—	(36.8)	9.3		(27.5)	(0.12)
Non-cash interest expense charges (d)	—	—	—	30.9	—		30.9	0.13
Non-cash other income, net (e)	—	—	—	(0.7)	—		(0.7)	0.00
Certain income tax items (f)	—	—	—	—	5.8		5.8	0.02
Total adjustments	—	78.6	124.9	118.7	(17.2)		101.6	0.44
Adjusted results	2,251.7	1,529.4	755.0	744.6	(130.4)	18%	614.1	$2.65

*Using 232.0 M diluted shares

(a) Results for 2022 include costs for acquisition projects, including the acquisition of Verogen completed on January 4, 2023 and the acquisition of BLIRT S.A. in Q2 2022. It also includes the ongoing integration activities for the acquisition of NeuMoDx, as well as costs and impairments related to our business in Russia, Ukraine and Belarus as a result of the Russian invasion of Ukraine. Additionally, these costs include impairments and charges related to the termination of a business relationship with a third-party partner that entered into insolvency proceedings. Results for 2021 include integration costs for the NeuMoDx acquisition.
(b) Results include the amortization of BLIRT S.A. intangible assets acquired in Q2 2022.
(c) Amounts include mark-to-market adjustments and gains or losses recognized upon the sale or impairment of investments. Results for 2021 include the Q1 2021 gain on the sale of shares held in Invitae Corporation received from Invitae's acquisition of ArcherDX, in which QIAGEN held a minority interest, and settlement of the related hedge.
(d) Cash Convertible Notes were recorded at an original issue discount that is recognized as incremental non-cash interest expense over the expected life of the notes.
(e) Adjustment for the net impact of changes in fair value of the Call Options and the Embedded Cash Conversion Options related to the Cash Convertible Notes.
(f) These items represent updates in QIAGEN's assessment of ongoing examinations or other tax items that are not indicative of the Company's normal or future income tax expense.

Tables may contain rounding differences.

QIAGEN N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS

(In $ thousands, except par value)	December 31, 2022	December 31, 2021
Assets	(unaudited)
Current assets:
Cash and cash equivalents	730,669	880,516
Short-term investments	687,597	184,785
Accounts receivable, net	323,750	362,131
Inventories, net	357,960	327,525
Prepaid expenses and other current assets	293,976	354,645
Total current assets	2,393,952	2,109,602
Long-term assets:
Property, plant and equipment, net	662,170	638,183
Goodwill	2,352,569	2,350,763
Intangible assets, net	544,796	627,436
Fair value of derivative instruments	131,354	190,430
Other long-term assets	146,587	157,644
Deferred income tax assets	56,307	72,896
Total long-term assets	3,893,783	4,037,352
Total assets	6,287,735	6,146,954
Liabilities and Equity
Current liabilities:
Current portion of long-term debt	389,552	847,626
Accrued and other current liabilities	486,237	568,620
Accounts payable	98,734	101,224
Total current liabilities	974,523	1,517,470
Long-term liabilities:
Long-term debt, net of current portion	1,471,898	1,094,144
Fair value of derivative instruments	156,718	191,879
Other long-term liabilities	200,475	209,320
Deferred income tax liabilities	17,510	37,591
Total long-term liabilities	1,846,601	1,532,934
Equity:
Common shares, EUR .01 par value: Authorized - 410,000 shares, issued - 230,829 shares	2,702	2,702
Additional paid-in capital	1,868,015	1,818,508
Retained earnings	2,160,173	1,791,740
Accumulated other comprehensive loss	(404,091)	(326,670)
Less treasury stock, at cost — 3,113 and 3,755 shares in 2022 and 2021, respectively	(160,188)	(189,730)
Total equity	3,466,611	3,096,550
Total liabilities and equity	6,287,735	6,146,954

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Twelve months ended December 31,
(In $ thousands)	2022	2021
Cash flows from operating activities:
Net income	423,211	512,599
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	208,397	214,931
Non-cash impairments	12,970	—
Deferred tax benefit	(9,603)	(5,288)
Amortization of debt discount and issuance costs	33,701	32,294
Share-based compensation expense	49,507	38,391
Other items, net including fair value changes in derivatives	28,962	(23,914)
Change in operating assets, net	10,475	(73,887)
Change in operating liabilities, net	(42,356)	(56,125)
Net cash provided by operating activities	715,264	639,001
Cash flows from investing activities:
Purchases of property, plant and equipment	(129,224)	(189,904)
Purchases of intangible assets	(20,112)	(16,630)
Purchases of investments, net	(1,156)	(2,645)
Cash paid for acquisitions, net of cash acquired	(63,651)	—
Purchases of short-term investments	(1,385,929)	(397,650)
Proceeds from redemptions of short-term investments	883,083	359,560
Cash (paid) received for collateral asset	(9,881)	44,900
Other investing activities	107	(57)
Net cash used in investing activities	(726,763)	(202,426)
Cash flows from financing activities:
Proceeds from long-term debt	371,452	—
Repayment of long-term debt	(480,003)	(41,345)
Purchase of treasury shares	—	(99,987)
Proceeds from issuance of common shares	122	7,919
Tax withholding related to vesting of stock awards	(25,357)	(23,574)
Cash paid for contingent consideration	(4,572)	—
Cash received for collateral liability	12,555	8,600
Other financing activities	—	(1,979)
Net cash used in financing activities	(125,803)	(150,366)
Effect of exchange rate changes on cash and cash equivalents	(12,545)	(3,677)
Net (decrease) increase in cash and cash equivalents	(149,847)	282,532
Cash and cash equivalents, beginning of period	880,516	597,984
Cash and cash equivalents, end of period	730,669	880,516

Reconciliation of Free Cash Flow(1)
Net cash provided by operating activities	715,264	639,001
Purchases of property, plant and equipment	(129,224)	(189,904)
Free Cash Flow	586,040	449,097
(1) Free cash flow is a non-GAAP financial measure and is calculated from net cash provided by operating activities reduced by purchases of property, plant and equipment.